The Hartford Mutual Funds, Inc.

690 Lee Road

Wayne, PA 19087

February 18, 2025

VIA EDGAR CORRESPONDENCE

Kalkidan Ezra

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589)

Dear Ms. Ezra:

We are writing in response to comments you provided telephonically to Alexander Karampatsos and me on January 31, 2025 with respect to the Registrant’s Post-Effective Amendment No. 184, filed on December 16, 2024, relating to the Hartford Global Impact Fund (the “Fund”). We have reproduced your comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in a post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.

Comment:  The principal investment strategy for the Fund states “Although the Fund has no limit on the amount it may invest in any single sector, it generally can be expected to emphasize investments in the industrials, health care, and information technology sectors, as these sectors tend to include companies that address major social and/or environmental challenges.” Under the heading “Principal Risks” in the summary section of the prospectus, please update “Sector Risk” to include information about the industrials, health care, and information technology sectors.

Response:  The Registrant will update “Sector Risk” for the Fund as noted below.

Sector Risk – The Fund’s investments may be focused in securities of companies in certain sectors of the securities markets, such as the industrials, health care, and information technology sectors, which may cause the Fund’s performance to be sensitive to developments affecting those sectors generally or companies in those sectors. The prices of securities in the industrials sector can be volatile and can be impacted significantly by supply and demand for certain products and services, product obsolescence and product liability claims, government regulation, exchange rates, world events, general economic conditions and other factors. In addition, certain companies in the industrials sector may be cyclical and have occasional sharp price movements resulting from changes in the economy, fuel prices, labor agreements and insurance costs. Companies in the health care sector are subject to extensive government regulation and their profitability can be significantly affected by restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure (including price discounting), limited product lines and an increased emphasis on the delivery of healthcare through outpatient services. These companies may also be subject to extensive litigation based on product liability and similar claims. Companies in the information technology sector face intense competition, both domestically and internationally, which may have an adverse effect on their profit margins. Companies in this sector may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies.

2.

Comment:  The principal investment strategy for the Fund states “The Fund may also invest in depositary receipts or other securities that are convertible into securities of foreign issuers and could, at times hold a portion of its assets in cash.” As a result, please add risk disclosure related to investing in depositary receipts under the heading “Principal Risks” in the summary section of the prospectus and please mark “Depositary Receipts Risk” as a principal risk of the Fund instead of an additional risk in the risk table in the section of the prospectus entitled “More Information About Risks.”

Response:  The Registrant does not view the use depositary receipts as a principal investment strategy for the Fund. As a result, the Registrant will move the sentence related to investing in depositary receipts to the additional strategy section of the prospectus and will leave “Depositary Receipt Risk” marked as an additional risk in the in the section of the prospectus entitled “More Information About Risks.”

Should you have any questions, please feel free to contact the undersigned at (610) 386-4077 or at lisa.zeises@hartfordfunds.com.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises

Assistant Secretary

cc:	Alexander Karampatsos